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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934



                           CURTIS INTERNATIONAL LTD.
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                                (Name of Issuer)



                      Common Stock, No Par Value Per Share
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                         (Title of Class of Securities)



                                  231461 10 4
                                ---------------
                                 (CUSIP Number)



 Jacob Herzog, Curtis International Ltd., 7 Kodiak Crescent, Downsview, Ontario
                            M3J 3E5, (416) 636-5553
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               November 12, 1998
                              --------------------
            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

     Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

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                                  SCHEDULE 13D


----------------------------                            ----------------------
: CUSIP No.  231461 10 4   :                            : Page 1 of 4 Pages   :
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:     :                                                                      :
: 1   : NAME OF REPORTING PERSON                                             :
:     : S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                    :
:     :                                                                      :
:     :         Jacob Herzog, individually and as co-trustee of              :
:     :                   the Herzog Family Trust                            :
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:     :                                                                      :
: 2   : CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)  [   ]   :
:     :                                                         (b)  [   ]   :
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:     :                                                                      :
: 3   : SEC USE ONLY                                                         :
:     :                                                                      :
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:     :                                                                      :
: 4   : SOURCE OF FUNDS                                                      :
:     :        No funds were expended by the reporting person.               :
:     :                         OO and AF                                    :
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:     :                                                                      :
: 5   : CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT    :
:     : TO ITEMS 2(D) OR 2(E)    [    ]                                      :
:     :                       Not Applicable                                 :
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:     :                                                                      :
: 6   : CITIZENSHIP OR PLACE OF ORGANIZATION                                 :
:     :                   Canada                                             :
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: Number of     : 7  : SOLE VOTING POWER                                     :
: Shares Owned  :    : 1,663,882 shares (32.0%)                              :
: By Each       :    :                                                       :
: Reporting     :    :                                                       :
: Person        :    :                                                       :
: With          :    :                                                       :
:               --------------------------------------------------------------
:               : 8  : SHARED VOTING POWER                                   :
:               :    : 110,118 shares (2.1%) beneficially owned as           :
:               :    : co-trustee of the Herzog Family Trust                 :
:               --------------------------------------------------------------
:               : 9  : SOLE DISPOSITIVE POWER                                :
:               :    : 1,663,882 shares (32.0%)                              :
:               --------------------------------------------------------------
:               : 10 : SHARED DISPOSITIVE POWER                              :
:               :    : 110,118 shares (2.1%) beneficially owned as           :
:               :    : co-trustee of the Herzog Family Trust                 :
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:     :                                                                      :
: 11  : AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON         :
:     :                                                                      :
:     :          1,774,000 (34.1%) of 5,198,000 issued and outstanding       :
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:     :                                                                      :
: 12  : CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
:     :                            [       ]                                 :
:     :                                                                      :
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:     :                                                                      :
: 13  : PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                   :
:     :                              34.1%                                   :
:     :                                                                      :
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:     :                                                                      :
: 14  : TYPE OF REPORTING PERSON                                             :
:     :                         IN                                           :
:     :                                                                      :
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Item 1. Security and Issuer.

     This statement on Schedule 13D (the "Statement") relates to the common stock, no par value per share (the "Common Stock") of Curtis International Ltd., an Ontario corporation (the "Company"), with its principal executive offices at 7 Kodiak Crescent, Downsview, Ontario Canada M3J 3E5.


Item 2. Identity and Background.

     This Statement is being filed by Jacob Herzog as an individual shareholder of the Company and as a co-trustee of the Herzog Family Trust. Mr. Herzog's business address is Curtis International Ltd., an Ontario corporation (the "Company"), with its principal executive offices at 7 Kodiak Crescent, Downsview, Ontario Canada M3J 3E5. Mr. Herzog is the Secretary and Treasurer of Curtis International Ltd. During the last five years Mr. Herzog has not (i) been convicted in a criminal proceeding or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.
Mr. Herzog is a citizen of Canada.


     Item 3. Source and Amount of Funds or Other Consideration.

     No funds have been expended by Mr. Herzog with respect to the acquisition of 1,774,000 shares of Common Stock. Such shares were acquired in connection with the formation of the Company.


Item 4. Purpose of Transaction.

     Mr. Herzog's acquisition of the Shares was in consideration for services rendered in connection with the formation of the Company.


Item 5. Interest in Securities of the Issuer.

     Mr. Herzog beneficially owns, in the aggregate, 1,774,000 shares of Common Stock or 34.1% of the outstanding shares of Common Stock as of the date hereof.

     Of the 1,774,000 shares of Common Stock beneficially owned by Mr. Hezog, Mr. Herzog possesses the sole power to dispose of and direct the disposition of 1,663,882 shares (32.0%) and possesses the sole power to vote 1,663,882 shares (32.0%), and he also possesses shared power to dispose of and direct the disposition of 110,118 shares (2.1%) and possesses the shared power to vote 110,1189 shares (2.1%). Within the past 60 days, Mr. Herzog did not effect any transactions.


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Item 6. Contracts, Arrangements, Understandings or Relationships with
Respect to Securities of the Issuer.

     There are no contracts, arrangements, understandings or relationships between Mr. Herzog and anyone, with respect to securities of the issuer.


Item 7. Material to be Filed as Exhibits.

     Not Applicable


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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   November 20, 1998


                                        /s/ JACOB HERZOG
                                        _______________________________________
                                        Jacob Herzog


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